DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





04007283

January 25, 2004

Bruce Ellis
Assistant Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-35
Whitehouse Station, NJ 08889-0100

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-25-2004

Re: Merck & Co., Inc.
Incoming letter dated December 18, 2003

Dear Mr. Ellis:

This is in response to your letter dated December 18, 2003 concerning the shareholder proposal submitted to Merck by Samuel D. Haskell. We also have received two letters dated December 22, 2003, one letter dated December 26, 2003 and one letter dated January 3, 2004 from the proponent. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Samuel D. Haskell, Ph.D.
The Psychology Center
6130 Prestley Mill Road
Suite A
Douglasville, GA 30134

14948

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-35
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 423 3352

RECEIVED
2003 DEC 22 AM 11: 13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE


MERCK

December 18, 2003

VIA FEDEX

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal from Samuel D. Haskell, Ph.D. (the "Proponent")

Ladies and Gentlemen:

Merck & Co., Inc. (the "Company"), a New Jersey corporation, has received a shareholder's proposal (the "Proposal") from the Proponent for inclusion in the Company's proxy materials for the 2004 Annual Meeting of Stockholders (the "Proxy Materials"). We believe that the Proposal may be properly omitted from the Proxy Materials under Rule 14a-8(i)(8) as relating to an election for membership on the Company's Board of Directors (the "Board"). We also believe the Proposal violates New Jersey law and therefore is excludible unless recast as a recommendation or request to the Board under Rule 14a-8(i)(1).

The Proposal provides:

> Be it resolved that the ten largest independent (holding no Merck company office and neither friends or business associates of any corporate officer) shareholders of record of common stock will be able to nominate a slate of directors to run for office at each annual meeting, to be published in Proxy materials, as an alternative to directors nominated by management.

The Proposal is included as Attachment A.

Relates to Election

Rule 14a-8(i)(8) provides that a proposal may be excluded "If the proposal relates to an election for membership on the company's board of directors or analogous governing body." In furtherance of this Rule, the Division repeatedly has permitted exclusion of proposals that may result in contested election of directors. See for example:

- *General Motors Corporation* (March 22, 2001) requesting that General Motors publish the names of all nominees, revise its proxy statement to include all nominees, and publish the number of shares voted for each nominee excludible. The Division noted the "proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors."

- *Storage Technology Corporation* (March 22, 2002), requesting that StorageTek amend its by-laws to require inclusion in its proxy materials of the name of each candidate nominated by a stockholder. The Division again noted that "that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors."

- *Citigroup* (January 31, 2003), regarding an amendment to the bylaws to require that Citigroup include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who beneficially owns 3% or more of Citigroup's outstanding stock. The Division again noted that it "appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors."

Rather than establishing procedures for nomination or qualification, the Proposal would allow the ten largest shareholders to put forth ten slates of nominees, resulting in contested elections. In addition, we believe that the SEC's proposed Rule 14a-11, which is not referenced in the Proposal, sets forth the procedure for shareholder access to the proxy for nominating directors. We note that Proposed Rule 14a-11, 17 CFR PARTS 240, 249 and 274 [Release Nos. 34-48626; IC-26206; File No. S7-19-03] would require companies to include security holder nominees for election as director under certain circumstances "where evidence suggests that the company has been unresponsive to security holder concerns as they relate to the proxy process." Because it has not yet been adopted, Proposed Rule 14a-11 is not necessarily relevant, and we understand that the Division does not believe that Proposed Rule 14a-11 was intended to overturn its ruling in *Citigroup.* Moreover, we note that even if Rule 14a-11 were adopted as proposed, the Proposal would frustrate its purpose by requiring security holder nominees every year, rather than only as prescribed by Rule 14a-11. Therefore, we believe the above analysis is consistent with Proposed Rule 4a-11.

Therefore, we believe the Proposal should be excluded from the Proxy Materials under Rule 14a-8(i)(8).

Violates State Law

In addition, Rule 14a-8(i)(1) permits exclusion of a proposal that is not a proper subject for action by shareholders. Depending on the subject matter, that Rule notes that "some proposals are not considered proper under state law if they would be binding on a company if approved by shareholders." The Proposal calls for a grant of nomination rights to the ten largest stockholders, and, if adopted, would be binding on the Company. We believe that the Proposal therefore would violate N.J.S.A. Sec. 14A:6-1(1), which provides that "the business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided."

As the SEC noted in adopting the predecessor to Rule 14a-8(i)(1), "it is the Commission's understanding that the laws of most states do not explicitly indicate those matters which are proper for security holders to act upon but instead provide only that the 'business and affairs of every corporation organized under this law shall be managed by its board of directors' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." Release No. 34-12999 (November 22, 1976).

I am licensed to practice law and a member in good standing of the Bar of the State of New Jersey. I have reviewed the New Jersey Business Corporation Act (the "Act") and the Company's certificate of incorporation (the "Certificate"). Nothing in the Act or the Certificate suggests that any entity—other than the Board—is responsible for the business and affairs of the Company. Presentation of nominees for the Board is a duty of the Board, as recognized by the SEC's recent requirements for proxy disclosures relating to nominating committees. See *Disclosure Regarding Nominating Committee Functions and Communications Between Security Holders and Boards of Directors,* Securities and Exchange Commission, 17 CFR Parts 228, 229, 240, 249, 270 and 274, [Release Nos. 33-8340; 34-48825; IC-26262; File No. S7-14-03].

The Division consistently has held that such proposals may be excluded unless they are recast in the form of requests. See, for example, *American Electric Power Company, Inc.* (February 18, 2003) and *Lucent Technologies Inc.* (November 6, 2001). To the extent required by Rule 14a-9(j)(2)(iii), this letter is intended to constitute a letter of opinion of counsel. Because it would violate New Jersey law, the Proposal is excludible unless it is recast as a recommendation or request to the Board.

Conclusion

If the Division believes that it will not be able to concur in our view that the Proposal may be omitted, we would very much appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

In accordance with Rule 14a-8(j)(2), we have enclosed six copies of this letter and six copies of the Proposal, including the statement in support thereof.

By copy of this letter to him, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For the Division's information, the Company anticipates beginning to print its proxy card on or about February 26, 2004.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671. Kindly acknowledge receipt of this letter and the items enclosed by stamping a copy of this letter and returning it to me in the enclosed self-addressed envelope.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: 

Bruce Ellis
Assistant Counsel

Enc.
CC: Samuel D. Haskell, Ph.D.

ATTACHMENT A

Proxy Proposal

Dr. Samuel D. Haskell, The Psychology Center, 6130-A Prestley Mill Road, Douglasville, Ga., 30134, owner of 400 shares of common stock of the company, has given notice that he intends to present for action at the Annual Meeting the following resolution:

Be it resolved that the ten largest independent (holding no Merck company office and neither friends or business associates of any corporate officer) shareholders of record of common stock will be able to nominate a slate of directors to run for office at each Annual meeting, to be published in Proxy materials, as an alternative to directors nominated by management.

Reasons: If shareholders can nominate directors, then the directors elected will be truly responsive to shareholders. If only corporate officers nominate directors, such directors will tend to favor the interests of corporate officers, and not shareholders.

December 26, 2003

Securities and Exchange Commission
Office of the Corporate Counsel
Division of Corporate Finance
450 Fifth Street NW
Washington, Dc 20549

Ladies and Gentlemen:

On my proxy proposal to Merck, to avoid the issue of contested elections, I am willing to modify my proposal as follows:

Be it resolved that the ten largest independent (no current or former Merck employees, and no friends,relatives or business associates of such employees) shareholders of record will be consulted by management before it nominates candidates for director positions. If management and the majority of the ten largest shareholders cannot agree on one slate of directors to nominate, then the majority of shareholders may be able to nominate half of the slate of director nominees to be submitted to shareholders.

Sincerely,



Samuel D. Haskell, Ph.D.

THE PSYCHOLOGY CENTER

5130 Prestley Mill Road
Suite A
Douglasville, Georgia 30134
Phone (770) 949-9675
Fax (770) 949-9676

Dennis L. Herendeen, Ph.D., PC
Samuel D. Haskell, Ph.D
Stacy J. Jaynes, M.Ed., LAPC
Amanda R. Lorenz, Ph.D.

December 22, 2003

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Ladies and Gentlemen;

Merck and Company has written you trying to exclude my proxy proposal from consideration. Before you rule on the proposal, I would like a chance to respond further.

Smart Money magazine in its current issue, points out that Apria Healthcare Group in June passed a proposal allowing large shareholders to place director nominations on the proxy ballot. Apparently Apria finds nothing contradictory in SEC rulings or laws, as Merck seems to, with contested elections for directors. And the SEC has not challenged or changed Apria's position.

Sincerely,



Samuel D. Haskell, Ph.D.

THE PSYCHOLOGY CENTER

6130 Prestley Mill Road
Suite A
Douglasville, Georgia 30134
Phone (770) 949-9675
Fax (770) 949-9676

Dennis L. Herendeen, Ph.D., Ed.
Samuel D. Haskell, Ph.D.
Stacy J. Jaynes, M Ed., LAPC
Amanda R. Lorenz, Ph.D.

January 3, 2004

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Ladies and Gentlemen;

Merck and Company has written you trying to exclude my proxy proposal from consideration. Before you rule on the proposal, I would like a chance to respond one last time.

Money magazine in the June 2003 issue, points out that Verizon had a proposal on its proxy ballot that would require the company to offer at least two candidates for each open seat on the board. Apparently, Verizon saw nothing contradictory in SEC rulings or laws, as Merck seems to, with contested elections for directors, even though it opposed the proposal And the SEC has not challenged or changed Verizon's position. So we have three magazines- Fortune, Smart Money, and Money, and two companies, Apria Health Care and Verizon, who seem to see nothing wrong with proxy proposals for contested elections for directors, and in each case, the SEC has not spoken out against their postions.

Sincerely,

Samuel D. Haskell, Ph.D.

Samuel D. Haskell, Ph.D.

THE PSYCHOLOGY CENTER

6130 Prestley Mill Road
Suite A
Douglasville, Georgia 30134
Phone (770) 949-9675
Fax (770) 949-9676

Dennis L. Herrndobler, Ph.D., P.C.
Samuel D. Haskell, Ph.D.
Stacy J. Jaynes, M.Ed., LAPC
Amanda R. Lorenz, Ph.D.

December 22, 2003

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Ladies and Gentlemen;

Merck and Company has written you trying to exclude my proxy proposal from consideration. Before you rule on the proposal, I would like a chance to respond .

Mr. Ellis, in trying to persuade me to withdraw my proposal, did not attempt to understand my proposal. My proposal does not require ten separate slates of directors, but one slate of directors agreed to by majority vote of the ten largest shareholders. And, it does not require that this slate of directors be different than that proposed by management- shareholders could merely affirm management's slate of directors. Mr. Ellis seems to be trying to create a "straw man," to make my proposal more difficult to implement than it really is. My proposal would not result in a contested election each time, but only at those times where shareholders disagreed with director nominees selected by management. And presumably, if the proposal were implement by Merck, it would consult with shareholders in picking director nominees, so that only one slate of directors would be necessary in almost every occasion.

If Merck & Co. is to be responsive to shareholder concerns, as stated in proposed rule 14a-11, they need to understand the nature and strength of those concerns. If they exclude proxy proposals in certain categories, such as the contested election of directors, then they are being "unresponsive to security holder concerns as they relate to the proxy process."

The Wall Street Journal has had articles in recent weeks criticizing Merck for being unresponsive to shareholders- shareholders have urged the company to seek major mergers, and the CEO has been called "aloof, " but Merck has ignored suggestions from its shareholders. If Merck is truly being unresponsive to shareholders, as the articles suggest, then shareholder nomination of directors is the SEC's proposed answer to this.

Proposed Rule 14a-11 states that shareholders may propose director nominees under certain circumstances. Therefore, the Citigroup proposal does not apply, because it says that proposals "that may result in contested elections of directors" are not proper proposals. The proposed rule allows shareholder nominees, thus appears to say that shareholder nominees resulting in contested elections of directors are proper under some conditions. Merck seems to be trying to avoid having to implement rule 14a-11, even before it is adopted, by excluding proxy proposals which it dislikes and which it thinks may pass, so that it never has to be unresponsive to shareholder proxy proposals.

Since proxy proposals are merely advisory, Merck is welcome to take my proxy proposal and, if it passes, refashion it in any way it likes, or to ignore it entirely. To object to a proxy proposal which does not bind Merck in any way, and could help Merck understand stockholder concerns, seems ludicrous. And since I offered, in conversations with Mr. Ellis, to change my proposal to a recommendation, to use that against the proxy proposal seems unfair.

Fortune magazine, in a recent issue, said that shareholder nominations of directors would be a leading issue in proxy proposals this year. Can Fortune, and all the individuals it quoted, be wrong?

Sincerely,



Samuel D. Haskell, Ph.D.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 18, 2003

The proposal provides that, as an alternative to directors nominated by management, the ten largest independent shareholders of Merck be able to nominate a slate of directors to run for office at each annual meeting, to be published in the Company's proxy materials.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(8), as relating to an election for membership on its board of directors. It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested election of directors. Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Merck relies.

Sincerely,



Song P. Brandon
Attorney-Advisor